Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

January 26, 2015

Via EDGAR correspondence and E-Mail

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Vroman-Lee:

I state below the above-referenced registrant’s responses to comments received from the staff on January 6, 2015 and January 8, 2015 respecting its post-effective amendment no. 94 to its Registration Statement on Form N-1A, filed on November 26, 2014.

The revisions to the registration statement which are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 29, 2015. In those instances where we identify disclosure items analogous to the items which were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.     Material Information. The staff requested that the registrant confirm that all material information will be included in the registration statement. We understand that the staff was referring in this comment to intentionally omitted figures and other information that was not available at the time of the filing.

Response. The registrant will include in the post-effective amendment which is expected to be filed on or about January 29, 2015 all material information which was omitted from post-effective amendment no. 94, including specifically all data which is required by Form N-1A to be updated as of December 31, 2014.

2.     Fund and Class Identifiers. The staff asked us to confirm that the class identifiers for Classes A and I of the Thornburg Low Duration Municipal Fund and the Thornburg Low Duration Income Fund are correct.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Ashley Vroman-Lee

January 26, 2015

Response. The registrant confirms that the class identifiers for Classes A and I of the Thornburg Low Duration Municipal Fund and the Thornburg Low Duration Income Fund are correct. The registrant notes that the presentation of those class identifiers which appears on the Commission’s website differs from the presentation of the class identifiers for the registrant’s other series of shares. Specifically, the registrant notes that the presentation of the class identifiers for Classes A and I of the Thornburg Low Duration Municipal Fund and the Thornburg Low Duration Income Fund omits the Funds’ names. Although the inclusion of a fund’s name in that portion of the presentation is not a required element of the Commission’s rules, the registrant will seek to conform the presentation of the class identifier information for the referenced Funds to the presentation of class identifier information for the registrant’s other series of shares.

Thornburg Funds Prospectus and Related Summary Prospectuses

3.     Thornburg Low Duration Municipal Fund, “Principal Investment Strategies,” page 6. The staff noted the sentence appearing in the first paragraph of the referenced section which reads “Because the magnitude of changes in value of interest-bearing obligations is greater for obligations with longer durations given an equivalent change in interest rates, the Fund seeks to reduce changes in its share value compared to longer duration fixed income portfolios by maintaining a portfolio of investments with a dollar-weighted average duration of normally no more than three years.” The staff suggested that a subsequent sentence, which provides an example of the effect of an obligation with a duration of 2, be changed to illustrate an obligation with a duration of 3, so as to conform the example more closely to the limitation stated in the first quoted sentence.

Response. The registrant notes that three years represents the maximum dollar-weighted average portfolio duration that the Fund seeks to maintain under normal conditions. The registrant believes that it is more helpful to an investor’s understanding of the concept of duration to provide an example of an obligation within the limitation stated in the strategy, rather than providing an example of an obligation which is at the top of the limitation. The registrant therefore declines to make the suggested revision.

4.     Thornburg Limited Term Municipal Fund, “Principal Investment Risks,” page 9. The staff suggested that the registrant consider adding a disclosure describing the risks associated with the use of a laddering strategy in configuring a portfolio of debt obligations.

Response. The registrant has concluded that it is not necessary at this time to add a disclosure describing the risks associated with the use of a laddering strategy. The registrant notes in that regard that the use of a laddering strategy is intended to mitigate the risks which may affect the Fund’s portfolio, particularly when compared to other approaches for configuring a portfolio of debt obligations.

5.     Thornburg Limited Term Municipal Fund, “Management – Co-Portfolio Managers,” page 10. Noting that the Fund has identified two individuals as being “primarily” responsible for the management of the Fund, the staff observed that instruction number 2 to Item 5(b) of Form N-1A states that “[i]f a committee, team, or other group of persons associated with the Fund or an investment adviser of the Fund is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, information in response to this Item is required for each member …. [emphasis added].” The staff suggested that the named portfolio managers of the Fund should, consistent with the referenced instruction in Form N-1A, be characterized as “jointly and primarily” responsible for management of the Fund. The staff noted this comment should extend to other persons similarly identified in the prospectus.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

Response. The registrant will make the suggested revision.

6.     Thornburg Intermediate Municipal Fund, “Annual Fund Operating Expenses – Example,” page 11. The staff requested confirmation that the effects of the contractual expense waiver referenced in the disclosures are limited to the first year in the expense examples for the Fund’s Class C shares.

Response. The registrant confirms that the example examples for the Fund’s Class C shares only include the effects of the contractual expense waiver referenced in the disclosures during the first year. The registrant confirms that the same is true with respect to each other series of the registrant with a class of shares subject to a contractual expense waiver.

7    . Thornburg Low Duration Income Fund, “Principal Investments Strategies,” page 35. The staff repeated the comment stated under item 3, above.

Response. See the registrant’s response to item 3, above.

8.     Thornburg Low Duration Income Fund, “Principal Investment Strategies,” page 35. Noting the statement in the referenced disclosure that “the Fund seeks to reduce changes in its share value compared to longer duration fixed income portfolios”, the staff suggested that the registrant consider adding a disclosure specifying what constitutes a “longer duration” portfolio.

Response. The registrant has concluded that it is not necessary to add a disclosure specifying what constitutes a longer duration portfolio. The registrant notes that the referenced disclosure is not intended to suggest that a specific category of portfolios should be identified as “longer duration.” The registrant believes that the comparison of portfolios with different durations is generally arithmetic, and that in any such comparison the portfolio with the higher duration would be a “longer duration” portfolio relative to the portfolio with the lower duration.

9.     Thornburg Strategic Income Fund, “Principal Investment Strategies,” page 41. The staff noted the reference to “other derivative instruments and structured notes” in the itemization of the Fund’s permitted investments, and asked the registrant to describe or itemize those “other derivative instruments” and to confirm that each named derivative is consistent with the investment objectives of the Fund.

Response. The registrant will revise the referenced disclosure by deleting the words “other derivate instruments and” from the referenced disclosure, and by adding a separate bulleted disclosure item in that same section which reads as follows: “derivative instruments such as options, futures contracts, options on futures contracts, and swap agreements (including, but not limited to, credit default swap agreements).”

10.   Thornburg Strategic Income Fund, “Principal Investment Strategies,” page 41. The staff suggested that the registrant consider clarifying or amplifying what is meant by “individual issuer analysis” in the sentence that reads “The Fund’s investments are determined by individual issuer and industry analysis.”

Response. The registrant has concluded that the referenced language is sufficiently clear to convey the meaning that the Fund’s manager generally analyzes the merits of each particular debt obligation or equity security in which the Fund invests. The registrant notes in that regard that the other disclosures under the heading “Principal Investment Strategies” provide additional context respecting factors which the Fund’s manager considers when evaluating investments. The registrant therefore declines to make the suggested revision.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

11.   Thornburg Value Fund, “Past Performance of the Fund – Annual Total Returns” (bar chart), page 47. The staff asked that annual total return information be added to the bar chart for the 2014 calendar year.

Response. The registrant will add 2014 annual total return information to the bar chart for the Fund, and for all other series of shares of the registrant, in the registrant’s post-effective amendment which is expected to be filed on or about January 29, 2015.

12.   Thornburg Value Fund, “Management – Co-Portfolio Managers,” page 48. The staff noted that the caption of this disclosure references co-portfolio managers, but that the Fund has just one portfolio manager. The staff asked the registrant to correct that reference.

Response. Since the staff delivered its comments, the registrant has determined to add a second portfolio manager to the Fund, effective February 1, 2015. Information about that portfolio manager will be included in the registrant’s post-effective amendment which is expected to be filed on or about January 29, 2015. Accordingly, the reference in the caption to multiple portfolio managers for this Fund will be correct when the prospectus becomes effective.

13.   Thornburg International Value Fund, “Principal Investment Risks,” page 50. The staff suggested that the registrant consider adding a disclosure of the risks associated with investments in “mid-cap” companies to the discussion of the Fund’s principal investment risks. The staff suggested that such a disclosure could be included within the existing “Smaller Company Risk” disclosure.

Response. The registrant will replace the caption “Smaller Company Risk” with the caption “Small and Mid-Cap Company Risk,” and will revise the disclosure which follows that caption to read:

Investments in small-capitalization companies and mid-capitalization companies may involve additional risks, which may be relatively higher with smaller companies. These additional risks may result from limited product lines, more limited access to markets and financial resources, greater vulnerability to competition and changes in markets, lack of management depth, increased volatility in share price, and possible difficulties in valuing or selling these investments.

14.   Thornburg Core Growth Fund, “Principal Investment Risks – Foreign Investment Risk,” page 54. The staff suggested that the registrant consider creating a separate disclosure for the risks associated with investments by the Fund in developing countries.

Response. Although the Fund may invest in developing countries as a principal investment strategy from time to time, the registrant has concluded that the additional disclosure suggested by the staff may imply a greater emphasis on developing country investments than is generally the case for this Fund. The registrant therefore declines to make the suggested revision.

15.   Thornburg International Growth Fund, “Principal Investments Risks – Foreign Investment Risk,” page 58. The staff reiterated the comment noted in item 14, above, suggesting that the registrant consider creating a separate disclosure for the risks associated with investments in developing countries if those investments are a principal investment strategy of the Fund.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

Response. The registrant will make the suggested revision. Specifically, the registrant will revise the disclosure under the caption “Foreign Investment Risk” to remove the language which discusses the risks of investments in developing countries, and will add the following new disclosure under the caption “Principal Investment Risks”:

Developing Country Risk – the risks which may affect investments in foreign issuers (see “Foreign Investment Risk,” above) may be more pronounced for investments in developing countries because the economies of those countries are usually less diversified, communications, transportation and economic infrastructures are less developed, and developing countries ordinarily have less established legal, political, business and social frameworks. At times the prices of equity securities or debt obligations of a developing country issuer may be extremely volatile. An issuer domiciled in a developed country may be similarly affected by these developing country risks to the extent that the issuer conducts a significant percentage of its business in developing countries.

The registrant will make the same revisions to the disclosure under the caption “Principal Investment Risks” for Thornburg International Value Fund, Thornburg Investment Income Builder Fund, Thornburg Global Opportunities Fund, and Thornburg Developing World Fund.

16.   Thornburg Investment Income Builder Fund, “Fees and Expenses of the Fund,” pages 60-61. The staff requested that the registrant delete the paragraph captioned “Explanation of Acquired Fund Fees and Expenses,” or move the disclosure from its current location to the portion of the prospectus relating to item 9 of Form N-1A, which appears under the caption “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies.”

Response. The referenced disclosure is the product of a series of earlier discussions among members of the staff and our office in September and October of 2012. These discussions included the submission of drafts of the disclosure and telephone conferences about the drafts, and also ultimately included revisions to the drafts following our conferences with the staff. The purpose in creating the disclosure and placing the disclosure in its current location is to explain “acquired fund fees and expenses” and the actual effect of those fees and expenses on the Fund for persons reading the line item for “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table as required by Instruction 3(f) to Item 3 of Form N-1A. In view of these circumstances, the registrant expects to retain the referenced disclosure in its current location.

17.   Thornburg Global Opportunities Fund, “Principal Investment Strategies,” page 65. Noting the statement that the Fund can invest in “debt obligations of any kind,” the staff suggested that the registrant include a disclosure stating specifically that the Fund may invest in junk bonds.

Response. The registrant will revise the disclosure under the caption “Principal Investment Strategies” by adding the phrase “, including ‘high yield’ or ‘junk’ bonds” to the end of the sentence which currently reads “The Fund may purchase debt obligations of any maturity and of any credit quality.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

18.   Thornburg Global Opportunities Fund, “Principal Investment Strategies,” page 66. The staff suggested that the registrant specify what is meant by the phrase “significant portion” in the statement: “[u]nder normal market conditions, the Fund invests a significant portion of its assets in issuers domiciled outside the United States.”

Response. The Fund commenced investment operations on July 28, 2006, and since that date the Fund has generally diversified its investments among a number of different countries throughout the world. The registrant anticipates that the Fund will continue to pursue that strategy, but does not believe that the inclusion of specific quantitative thresholds respecting the Fund’s investments outside the United States will add clarity or otherwise benefit the Fund’s shareholders. We also note that the phrase referenced in the staff’s comment was the product of an earlier discussion with the staff in 2012 relating to the disclosure and was included in the disclosure in response to a staff comment at that time. The registrant consequently declines to make the suggested revision.

19.   Thornburg Developing World Fund, “Principal Investment Strategies,” page 69. The staff suggested that the registrant expand the disclosure relating to the Fund’s ability to invest in “debt obligations of any maturity and credit quality” to state that the Fund may invest in junk bonds.

Response. The registrant will revise the disclosure under the caption “Principal Investment Strategies” in the same manner described in item 17, above.

20.   Thornburg Developing World Fund, “Principal Investment Risks,” page 70. The staff requested that the registrant consider separating the risk disclosures pertaining to emerging markets issuers into a narrative separate from the current disclosure under the caption “Foreign Investment Risk.”

Response. The registrant will make the suggested revision, as described in item 15, above.

21.   “Additional Information About Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies – Investing with Derivatives,” page 81. The staff noted its earlier comment respecting Thornburg Strategic Income Fund’s stated strategy on investments in derivatives, and requested the registrant confirm that each type of derivative identified in the disclosure is consistent with the Funds’ respective investment strategies.

Response. The registrant confirms that each type of derivative which is identified in the disclosure may be used by a Fund to the extent such an investment would otherwise be consistent with the applicable investment limitations described in the Prospectus and in the Statement of Additional Information. The registrant notes that the referenced disclosure includes a statement that Strategic Income Fund and Strategic Municipal Income Fund may invest in derivative instruments as a principal investment strategy, and that the disclosure which appears at the front of the Prospectus for each of those Funds identifies the derivative instruments which those two Funds generally may pursue as principal investment strategies. See, in that regard, item 9, above. In response to the staff’s comment, the registrant will also add the following language to the referenced disclosure: “Other Funds may invest in the types of derivative instruments identified above if such investments are consistent with the Fund’s investment limitations, and if Thornburg believes that such investments may assist the Fund in pursuing its investment goals.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

22.   “Fund Portfolio Managers,” page 97. The staff requested that the registrant not use cross references from one Fund to another in providing information respecting the individual portfolio managers. The staff requested that, instead, the registrant include the narrative description of the Fund’s portfolio manager(s) beneath the caption for each Fund.

Response. The registrant will make the suggested revision.

Thornburg Funds Statement of Additional Information

23.   “Investment Limitations – Income Fund,” page 39. The staff requested that the registrant clarify the term “any similar investment company” in the bracketed sentence in subparagraphs (f) and (g) of the investment limitations for the Thornburg Limited Term Income Fund which reads “[The foregoing does not apply to the Fund’s investments in Thornburg Liquidity Management Fund or in any similar investment company.]”

Response. The registrant will remove the brackets from around the referenced disclosure, and will revise that disclosure to read as follows: “The foregoing does not apply to the Fund’s investments in Thornburg Liquidity Management Fund or in any other investment company within the same ‘group of investment companies’ (as defined in Section 12(d)(1)(G) of the 1940 Act); provided that any such investments will comply with Section 12(d)(1)(G) of the 1940 Act and rules thereunder.”

24.   “Management – Compensation of Trustees and Emeritus Trustees,” page 71. The staff asked if the identified emeritus Trustee is a voting member of the Trustees of the registrant, and if he is not, why he is compensated by the Trust. The staff also asked if the emeritus Trustee attended all meetings.

Response. The individual identified as the sole emeritus Trustee is not a voting member of the Trustees. The emeritus Trustee was appointed by the Trustees based upon a determination that his service would be of value to the registrant and the shareholders through attendance at meetings of the Trustees, consultation with the Trustees and management, and other service, in view of his long experience as a former Trustee of the registrant and knowledge of the registrant’s history and business activities, previous service as a member of the governing board of a predecessor investment company, and his extensive knowledge and experience in his profession and other endeavors and activities. The emeritus Trustee is expected to attend general meetings of the Trustees, and his compensation consequently includes two components similar to the corresponding components of compensation for independent Trustees, which are an annual stipend currently set at an amount of one-half of the stipend paid to independent Trustees, and a fee for regular meetings of the Trustees currently set at one-half of the meeting fee paid to independent Trustees. The emeritus Trustee’s compensation does not include any component for committee attendance. The emeritus Trustee has attended each regular quarterly meeting of the Trustees since his appointment as emeritus Trustee.

25.   “Management – Compensation of Trustees and Emeritus Trustees,” page 71. The staff asked that the registrant disclose what service the emeritus Trustee performs to earn his compensation from the Trust.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

Response. The registrant will expand aspects of the information in view of the staff’s comment. Specifically, the registrant will revise the paragraph which describes the compensation of the emeritus Trustee to read substantially as follows:

An Emeritus Trustee appointed by the Trustees may receive compensation and reimbursements as determined from time to time by the Trustees. Currently, the Trust’s one Emeritus Trustee receives as compensation for his service as an Emeritus Trustee one-half of the annual stipend described above for independent Trustees, together with a meeting fee for each meeting of Trustees attended equal to one-half of the meeting fee paid to independent Trustees. The compensation was approved by the Trustees based upon a determination that the service of the Emeritus Trustee through his attendance at meetings of the Trustees, consultation with the Trustees and management of the Trust, and other service, is valuable to the Trust and the shareholders, in view of the Emeritus Trustee’s long experience as a former Trustee of the Trust and knowledge of the Trust’s history and business activities, previous service as a governing board member of a predecessor investment company, and his extensive knowledge and experience in his profession and other endeavors and activities. The Emeritus Trustee participates extensively in the discussions at the meetings of Trustees, with questions and observations that reflect this experience and knowledge. Because the Trust’s Emeritus Trustee is not a member of any standing committee of the Trustees, the Emeritus Trustee does not receive any compensation for attendance at meetings of those committees.

26.   The staff asked if the activities that the emeritus Trustee conducts on behalf of the Trust fall within the definition of “investment adviser” in section 2(a)(20) of the Investment Company Act of 1940.

Response. The emeritus Trustee’s activities are comprised for the most part of the review of materials prepared for meetings of the Trustees, attendance at meetings of the Trustees and receipt of reports from management at the meetings, and consultation and discussion with the Trustees relating to the Trustees’ oversight of the registrant’s various functions. These internal oversight activities are typical of governing board activities, and do not include regular advice respecting the advisability of purchasing or selling securities or other property, nor is the emeritus Trustee empowered to determine purchases or sales of securities or other property by the registrant. Consequently, the emeritus Trustee’s services do not, in the registrant’s view, constitute in quality or degree the securities advisory functions described in the definition noted by the staff.

27.   “Management,” page 64. The staff requested that the registrant remove the disclosure about the emeritus Trustee from the table of Trustees appearing under the caption “Management.” The staff indicated that the information respecting the emeritus Trustee currently appearing in the described table could be relocated to another part of the Statement of Additional Information.

Response. The registrant will remove the disclosure.

Other Matters

This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff’s request for this representation, and the registrant’s representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Ashley Vroman-Lee

January 26, 2015

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

DHA

File No. 5787.001

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW